

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Benjamin Sexson
Chief Executive Officer
MONOGRAM ORTHOPAEDICS INC
3913 Todd Lane
Austin, TX 78744

> **Re: MONOGRAM ORTHOPAEDICS INC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed December 23, 2020**
> **File No. 024-11305**

Dear Mr. Sexson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form 1-A filed December 23, 2020

Exhibits

1. We note the statements in the "Updates" box at the bottom of Exhibit 13.1, which repeatedly states that the bonus shares will only be offered for a limited time "during [y]ourTesting the Water Period". However, the offering circular contains disclosure that bonus shares may also be received at certain investment thresholds of $5,000 and $10,000 throughout the offering period. Please revise your communications surrounding the fundraising to align with the circular disclosure in all respects.

You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Stephenson